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                                                                  Exhibit 21.1


VIP CALLING, INC.
EXHIBIT 21.1
SUBSIDIARIES


    VIP Calling (Hong Kong) Limited is a majority-owned subsidiary of the Company.

    Ivanet LLC, a Delaware limited liability company, is a wholly-owned subsidiary of the Company.

    VIP Securities Corporation, a Massachusetts corporation, is a wholly-owned subsidiary of the Company.